                   SECURITIES AND EXCHANGE COMMISSION
                         Washington,  DC  20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                          Credit Depot Corporation
                               Name of Issuer

                        Common Stock, $.001 Par Value
                         Title of Class of Securities

                                 22532-410-2
                                 CUSIP Number

                            Mr. John V. Winfield
                         The InterGroup Corporation
                    2121 Avenue of the Stars,  Suite 2020
                       Los Angeles, California 90067
                                (310) 556-1999
                   _________________________________________
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                                April 21, 1997
               Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [    ]

Check the following box if a fee is being paid with this
statement.     [ X ]

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CUSIP No. 22532-410-2

1.	Name of Reporting Person
    	The Intergroup Corporation
2.	Check the Appropriate Box if a Member of a Group

3.	SEC Use Only

4.	Source of Funds
    	WC
5.	Check if Disclosure of Legal Proceedings is Required
  	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
    	Delaware

Number of			            	7.	Sole Voting Power
Shares	                 				240,000 Shares
Beneficially   		_____________________________________________
Owned by			             	8.	Shared Voting Power
Each
Reporting		     	_____________________________________________
Person				               9.	Sole Dispositive Power
With						                  240,000 Shares
		             		_____________________________________________
		                   			10.	Shared Dispositive Power
		           				_____________________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
    	240,000 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    	Shares _________
13.	Percent of Class Represented by Amount in Row 11
    	5.4%
14.	Type of Reporting Person
    	CO

CUSIP No. 22532-410-2

1.	Name of Reporting Person
   	Santa Fe Financial Corporation

2.	Check the Appropriate Box if a Member of a Group

3.	SEC Use Only

4.	Source of Funds
    	WC
5.	Check if Disclosure of Legal Proceedings is Required
  	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
    	Nevada

Number of		           		7.	Sole Voting Power
Shares				                	240,000 Shares
Beneficially	    	_____________________________________________
Owned by			            	8.	Shared Voting Power
Each
Reporting	      		_____________________________________________
Person				              9.	Sole Dispositive Power
With				                 		240,000 Shares
			              	_____________________________________________
		                  			10.	Shared Dispositive Power
		            				_____________________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
     	240,000 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
     	Shares _________
13.	Percent of Class Represented by Amount in Row 11
     	5.4%
14.	Type of Reporting Person
      	CO

CUSIP No. 22532-410-2

1.	Name of Reporting Person
    	Portsmouth Square, Inc.
2.	Check the Appropriate Box if a Member of a Group

3.	SEC Use Only

4.	Source of Funds
    	WC
5.	Check if Disclosure of Legal Proceedings is Required
  	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
    	California

Number of	           			7.	Sole Voting Power
Shares			                 	80,000 Shares
Beneficially	   	_____________________________________________
Owned by		            		8.	Shared Voting Power
Each
Reporting	     		_____________________________________________
Person			              	9.	Sole Dispositive Power
With				                 		80,000 Shares
		             		_____________________________________________
				                  	10.	Shared Dispositive Power
		           				_____________________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
    	80,000 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    	Shares _________
13.	Percent of Class Represented by Amount in Row 11
    	1.7%
14.	Type of Reporting Person
     	CO

                              SCHEDULE 13D
                      OF THE INTERGROUP CORPORATION,
                   SANTA FE FINANCIAL CORPORATION AND
                          PORTSMOUTH SQUARE, INC.
                  REGARDING OWNERSHIP OF SECURITIES OF
                         CREDIT DEPOT CORPORATION

This Schedule 13D is being filed by The Intergroup
Corporation, a Delaware corporation ("Intergroup"), Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe") and Portsmouth Square, Inc., a California corporation ("Portsmouth"), in connection with the purchase of 11% convertible redeemable preferred stock (the "Preferred Stock") of Credit Depot Corporation, a Delaware corporation (the "Company"). The Preferred Stock is convertible at the option of the respective holders thereof at any time into the Company's common stock, $0.001 par value (the "Common Stock") at $2.50 per share. Each $100.00 share of Preferred Stock has one redeemable common stock purchase warrant to purchase 40 shares of Common Stock at $2.50 per share (the "Warrants").

Item. 1.	Security and Issuer.
This Schedule 13D relates to the Common Stock of the Company. The principal executive offices of Credit Depot
Corporation are located at 700 Wachovia Center, Gainesville,
Georgia 30501.

Item 2.	Identity and Background.
This Schedule 13D is being filed by Intergroup, Santa
Fe and Portsmouth. John V. Winfield is the Chairman, President and Chief Executive Officer of Intergroup, Santa Fe and Portsmouth, and is the controlling shareholder of Intergroup.
Mr. Winfield is responsible for managing the investment portfolios and has investment control of securities held by each of these companies. Intergroup owns approximately 35.9% of Santa Fe, and Mr. Winfield, as an individual, owns 3.9% of Santa Fe.

The principal executive offices of Intergroup, and the business address of Mr. Winfield, are at 2121 Avenue of the Stars, Suite 2020, Los Angeles, California 90067. The nature of the business and purposes for which Intergroup was organized is to acquire, hold, operate, utilize, improve, deal with, lease, mortgage or otherwise encumber and dispose of real property of various types and description, and to engage in such other business and investment activities as would benefit Intergroup and its stockholders.

The principal executive offices of Santa Fe and Portsmouth are at 2251 San Diego Avenue, Suite A-151, San Diego, California 92110. Santa Fe primarily manages its investment in its 64.1%-owned subsidiary, Portsmouth and its other holdings. Portsmouth is both a general and limited partner in a real estate limited partnership.

During the last five years neither Intergroup, Santa Fe nor Portsmouth have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

Appendix I sets forth additional information relating to the directors and executive officers of Intergroup, Santa Fe and Portsmouth which information is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.
Intergroup, Santa Fe and Portsmouth used $300,000,
$300,000 and $100,000, of working capital, respectively, as their source of funds to purchase the Preferred Stock and Warrants. Intergroup, Santa Fe and Portsmouth presently believe that they each would use working capital to purchase any Common Stock upon exercise of the Warrants.

Item 4.	Purposes of Transactions.
Intergroup, Santa Fe and Portsmouth purchased the
Preferred Stock and Warrants for investment purposes.

Intergroup, Santa Fe and Portsmouth may, from time to time purchase additional shares of Common Stock by exercise of the Warrants.

Except as set forth above, Intergroup, Santa Fe and Portsmouth have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) Intergroup, through their rights to convert the Preferred Stock and/or exercise the Warrants, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange
Act: (i) 120,000 shares of Common Stock through conversion of the Preferred Stock, and (ii) 120,000 shares of Common Stock which may be acquired upon exercise of the Warrants. These shares would represent 5.4% of the outstanding shares of Common Stock based on the Company's representation that the Company has 3,869,361 shares of Common Stock outstanding and taking into consideration Intergroup's, Santa Fe's and Portsmouth's conversion of their Preferred Stock and exercise of their Warrants.

Santa Fe, through their rights to convert the Preferred
Stock and/or exercise the Warrants, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act: (i) 120,000 shares of Common Stock, and (ii) 120,000 shares of Common Stock which may be acquired upon exercise of the Warrants. These shares represent 5.4% of the outstanding shares of Common Stock based on the Company's representation that the Company has 3,869,361 shares of Common Stock outstanding and taking into consideration Intergroup's, Santa Fe's and Portsmouth's conversion of their Preferred Stock and exercise of their Warrants.

Portsmouth, through their rights to convert the Preferred Stock and/or exercise the Warrants, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange
Act: (i) 40,000 shares of the Common Stock through conversion of the Preferred Stock, and (ii) 40,000 shares of the Common Stock which may be acquired upon exercise of the Warrants. These shares represent 1.7% of the outstanding shares of Common Stock based on the Company's representation that the Company has 3,869,361 shares of Common Stock outstanding and taking into consideration Intergroup's, Santa Fe's and Portsmouth's conversion of their Preferred Stock and exercise of their Warrants.

(b) Intergroup, Santa Fe and Portsmouth each have sole voting and investment power with respect to their individual securities holdings disclosed in Item 5(a) above.

(c) Information with respect to transactions effected in the Common Stock and Preferred Stock during the past sixty
(60) days by Intergroup, Santa Fe and Portsmouth and Mr. Winfield is set forth in Appendix II.

(d) No person other than Intergroup, Santa Fe and
Portsmouth, and Mr. Winfield as Chairman, President and Chief Executive Officer of each of these companies, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

(e) Inapplicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Intergroup, Santa Fe, Portsmouth and/or Mr. Winfield and any other person with respect to any securities of the Company including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.
There is no material to be filed as Exhibits. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in
Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                          SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 29, 1996

						THE INTERGROUP CORPORATION

						By:	/s/  John V. Winfield
       			Its President, Chairman and
							   CEO

						SANTA FE FINANCIAL CORPORATION

						By:	/s/  John V. Winfield
		   					Its President, Chairman and
   							CEO

						PORTSMOUTH SQUARE, INC.

						By:	/s/  John V. Winfield
   							Its President, Chairman and
			   				CEO

                          APPENDIX I
The following sets forth the name, business address and principal occupation of each officer and director of Intergroup, Santa Fe and Portsmouth:
                        Intergroup

Directors:
John V. Winfield	            	  		Chairman of the Board and
The Intergroup Corporation		      President and Chief Executive
2121 Avenue of the Stars, #2020	  Officer of Intergroup, Santa
Los Angeles, California 90067		   Fe and Portsmouth

Joseph Grunwald	               			Chairman of PDG N.V.(Belgium),
AGICO-PDG S.A.				               	a hotel management company
222A Avenue Montjoie
Brussels, Belgium  1180

Howard A. Jaffe	               			Vice Chairman of the Board,
The Intergroup Corporation      		Chief Operating Officer and
2121 Avenue of the Stars, #2020  	Secretary of Intergroup
Los Angeles, California 90067

William J. Nance			              	President of Century Plaza
Plaza Printers, Inc.			           Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California  90067

Mildred Bond Roxborough	        		Director of Development and
NAACP						                       Special Programs of the NAACP
39 Broadway, 22nd Floor
New York, New York  10006

Officers:
Gregory C. McPherson			           Executive Vice President,
The Intergroup Corporation		      Assistant Secretary and
2121 Avenue of the Stars, #2020	  Assistant Treasurer of
Los Angeles, California  90067   	Intergroup

All of the foregoing are citizens of the United States except
Josef A. Grunwald, who is a citizen of Belgium.

                           Santa Fe
Directors:
John V. Winfield	               		Chairman of the Board and
The Intergroup Corporation		      President and Chief Executive
2121 Avenue of the Stars, #2020  	Officer of Intergroup, Santa
Los Angeles, California 90067	   	Fe and Portsmouth

Janice Braly-Nelsen           				Director of Santa Fe and
Santa Fe Financial Corporation	   Portsmouth
2251 San Diego Avenue, Ste. A-151
San Diego, CA  92110

William J. Nance				              President of Century Plaza
Plaza Printers, Inc.			           Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California  90067

Officers:
L. Scott Shields		              		Certified Public Accountant
Secretary, Treasurer and Chief
Financial Officer
L. Scott Shield, CPA
4540 Kearny Villa Road, Suite 213
San Diego, CA  92123

All of the foregoing are citizens of the United States.

                              Portsmouth
Directors:
John V. Winfield		                 	Chairman of the Board and
The Intergroup Corporation		        President and Chief Executive
2121 Avenue of the Stars, #2020	    Officer of Intergroup, Santa
Los Angeles, California 90067	     	Fe and Portsmouth

Janice Braly-Nelsen			             	Director of Santa Fe and
Santa Fe Financial Corporation	     Portsmouth
2251 San Diego Avenue, Ste. A-151
San Diego, CA  92110

Jerold R. Babin			                 	First Vice President of
Prudential Securities		            	Prudential Securities
4 Embarcadero Center, Suite 2400
San Francisco, CA  94111

Joseph Grunwald			                 	Chairman of PDG N.V.(Belgium),
AGICO-PDG S.A.					                 a hotel management company
222A Avenue Montjoie
Brussels, Belgium  1180

William J. Nance			                	President of Century Plaza
Plaza Printers, Inc.			             Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California  90067

Officers:
L. Scott Shields			                	Certified Public Accountant
Treasurer and Chief Financial
Officer
L. Scott Shield, CPA
4540 Kearny Villa Road, Suite 213
San Diego, CA  92123

All of the foregoing are citizens of the United States except
Josef A. Grunwald, who is a citizen of Belgium.

None of the foregoing directors or executive officers have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

None of their directors or executive officers beneficially own any Common Stock of the Company.

                           APPENDIX II
The following table sets forth the trade date for each purchase and sale of Common or Preferred Stock by Intergroup, Santa Fe, Portsmouth and Mr. Winfield, the number of shares of Common or Preferred Stock purchased and sold in each such transaction and the price per share in each such transaction effected during the past sixty (60) days. All the shares of Common Stock were sold through the public markets. All of the shares of Preferred Stock were purchased through a private placement.

                              Number of      Number of
                              shares of      Shares of
                              Preferred       Common        Price
                                Stock          Stock         per
Trade Date      Person        Purchased        Sold         Share
Common Stock:
2/24/97       Intergroup                       4,000         $3.82
3/10/97       Santa Fe                         5,000         $3.50
3/17/97       Santa Fe                         5,000         $3.69
3/20/97       Mr. Winfield                     7,000         $3.69
4/14/97       Intergroup                       4,000         $3.17
4/14/97       Mr. Winfield                     4,400         $3.13
4/15/97       Intergroup                       6,400         $3.02
4/15/97       Portsmouth                       4,500         $3.02
4/15/97       Santa Fe                        31,100         $3.02
4/18/97       Mr. Winfield                     3,700         $2.91
4/18/97       Santa Fe                         8,900         $2.91
4/21/97       Mr. Winfield                     4,900         $2.88

Preferred Stock:
4/21/97       Intergroup         3,000                     $100.00
4/21/97       Santa Fe           3,000                     $100.00
4/21/97       Portsmouth         1,000                     $100.00